UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010

Commission File Number: 001-34479

CHINA REAL ESTATE INFORMATION CORPORATION
No. 383 Guangyan Road
Shanghai 200072
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☑                      Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CHINA REAL ESTATE INFORMATION CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Nasdaq Ticker: CRIC)

Notice of Annual General Meeting
to be held on November 26, 2010
(or any adjourned or postponed meeting thereof)
NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of China Real Estate Information Corporation (the “Company”) will be held at the main conference room on 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China on November 26, 2010 at 3:00 p.m. (local time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.
The Board of Directors of the Company has fixed the close of business on November 5, 2010 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.
Holders of record of the Company’s ordinary shares, par value US$0.0002 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.
Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at www.cric.com, or by writing to Penny Pan, China Real Estate Information Corporation, No. 383 Guangyan Road, Shanghai 200072, the People’s Republic of China, or by email to pennypan@cric.com.

By Order of the Board of Directors, China Real Estate Information Corporation
/s/ Xin Zhou
Xin Zhou
Co-Chairman of the Board of Directors and Chief Executive Officer

Shanghai, November 6, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Real Estate Information Corporation
By:	/s/ Bin Laurence
Name:	Bin Laurence
Title:	Chief Financial Officer

Date: November 8, 2010